

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

<u>Via E-mail</u>
Jerald Korn
General Counsel
Kaleido Biosciences, Inc.
65 Hayden Avenue
Lexington, MA 02421

　　　　　**Re:**　　**Kaleido Biosciences, Inc.**
　　　　　　　　　**Form 8-K**
　　　　　　　　　**Exhibit No. 10.1 - Credit Agreement, dated October 25, 2019, by and among Kaleido**
　　　　　　　　　**Biosciences, Inc., Cadena Bio, Inc. and JPMorgan Chase Bank, N.A.**
　　　　　　　　　**Filed October 30, 2019**
　　　　　　　　　**File No. 001-38822**

Dear Mr. Korn:

　　　　We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　Division of Corporation Finance